UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): January 2, 2025

(Date of earliest event reported)

GENESISAI CORPORATION

(Exact name of issuer as specified in its charter)

Delaware	83-1119348
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

530 Kinkead Way, Albany, CA, 94706

(Full mailing address of principal executive offices)

(617) 922-4131

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

●	Class A Common Stock, $0.0001 par value per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 1.	FUNDAMENTAL CHANGES

Temporary Suspension of GenesisAI product development (AI marketplace and email automation tool, or any other software development).

On January 2, 2025 the Board of Directors determined that it is in the best interest of the Company to temporarily suspend all kinds of product development to reduce operating expenses and preserve the Company’s capital. These services represent core components of the Company’s operations, and their development suspension constitutes a significant change in the Company’s business plan of operations.

As a result, the Company has canceled or will cancel certain AWS, GCP, or other hosting and software services associated with the product development. The Board intends to revisit the viability of restarting product development once the Company’s financial position improves. At this time, there are no material termination penalties, material early cancellation fees, or other material contractual obligations expected in connection with the suspensions. However, if any such obligations arise, the Company will promptly disclose them in a subsequent filing.

The Company does not currently have a definitive timeline for restarting the product development but remains committed to resuming these core product developments if/when financially feasible.

ITEM 7.	DEPARTURE OF CERTAIN OFFICERS

On January 2, 2025 the Chief Executive Officer (the “CEO”) of GenesisAI Corp. (the “Company”), resigned from all of the positions he has held at the Company. Mr. Cheishvili’s resignation was not the result of any disagreement with the Company on any matter relating to its operations, policies, or practices.

ITEM 9.	OTHER EVENTS

On January 2, 2025, following Mr. Cheishvili’s resignation, the Board of Directors appointed Teimuraz Cheishvili, the father of the outgoing CEO, as the Interim Chief Executive Officer, President, Director, and board member, effective immediately. Teimuraz Cheishvili previously served as a member of the Supervisory Board at the Georgian State Electrosystem, was a member of Parliament in Georgia, and served as the governor of the Didube-Chugureti district in Tbilisi.

A summary of the key terms of Mr. Cheishvili’s appointment is as follows:

•	Title: Interim Chief Executive Officer
•	Effective Date: January 2, 2025
•	Compensation: None
•	Term: Indefinite, until a permanent CEO is appointed or as otherwise determined by the Board.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENESISAI CORPORATION
a Delaware corporation

By:	/s/ Archil Cheishvili
Name:	Archil Cheishvili
Its:	CEO
Date:	January 2, 2025